                 [NORTHEAST COMMUNITY BANCORP, INC. LETTERHEAD]




                                  May 10, 2006




U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      Northeast Community Bancorp, Inc.
                  Registration Statement on Form S-1
                  Registration Statement on Form 8-A
                  Request for Acceleration of Effectiveness
                  File No. 333-132543

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Northeast Community Bancorp, Inc. (the "Company") hereby requests that said Registration Statement on Form S-1 be declared effective on May 12, 2006, at 10:00 a.m. or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company's Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form S-1.

         Furthermore, the Company hereby acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


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U.S. Securities and Exchange Commission
May 10, 2006
Page 2


         If you have any questions regarding this request, please telephone Christina M. Gattuso of Muldoon Murphy & Aguggia LLP at 202.686.4919.

                                         Very truly yours,

                                         NORTHEAST COMMUNITY BANCORP, INC.

                                         /s/ Kenneth A. Martinek

                                         Kenneth A. Martinek
                                         President and Chief Executive Officer



cc:  Michael R. Clampitt, Securities and Exchange Commission






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                 [SANDLER O'NEILL & PARTNERS, L.P. LETTERHEAD]





                                  May 10, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

                  Re:      Northeast Community Bancorp, Inc.
                           Registration Statement No. 333-132543
                           -------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Northeast Community Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced registration statement on Form S-1 (the "Registration Statement") be declared effective on Friday, May 12, 2006, at 10:00 a.m. Eastern time, or as soon thereafter as is practicable.

         The Corporate Financing Department of the National Association of Securities Dealers, Inc. has advised us that it will not raise any objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration Statement and the underwriting documents previously filed with the Corporate Financing Department.

                                        Very truly yours,

                                        SANDLER O'NEILL & PARTNERS, L.P.

                                        By: Sandler O'Neill & Partners Corp.,
                                              the sole general partner


                                        By: /s/ Michael Lacovara
                                            -----------------------------------
                                            Michael Lacovara
                                            Secretary